

PROSPECTUS SUPPLEMENT
(To Prospectus Dated January 15, 2003)

$1,000,000,000

Verizon Global Funding Corp.

4% Notes due 2008

Supported as to Payment of Principal and Interest by

Verizon Communications Inc.

We are offering $1,000,000,000 of our notes due 2008. The notes will be our senior obligations and will rank on a parity with all of our existing and future unsecured and unsubordinated indebtedness. We will pay interest on the notes on January 15 and July 15 of each year. The first interest payment will be on July 15, 2003. We may redeem the notes, in whole or in part, at any time prior to maturity at redemption prices to be determined using the procedure described in this prospectus supplement. The notes will mature on January 15, 2008. Except as otherwise described, Verizon Communications' support obligations will rank equally with all of its other senior unsecured debt.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	99.314%	$993,140,000
Underwriting Discount	.350%	$ 3,500,000
Proceeds to Verizon Global Funding (before expenses)	98.964%	$989,640,000

The public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from January 21, 2003 and must be paid by the purchaser if the notes are delivered after January 21, 2003.

The underwriter is underwriting the notes being offered. The underwriter expects to deliver the notes in book-entry form only through the facilities of The Depository Trust Company, Clearstream Banking, société anonyme or the Euroclear System against payment in New York, New York on or about January 21, 2003.

Salomon Smith Barney

January 15, 2003

TABLE OF CONTENTS

Prospectus Supplement

Prospectus

ABOUT THIS PROSPECTUS SUPPLEMENT

You should read this prospectus supplement along with the prospectus that follows carefully before you invest. Both documents contain important information you should consider when making your investment decision. This prospectus supplement contains information about the specific notes being offered and the prospectus contains information about our debt securities generally. This prospectus supplement may add, update or change information in the prospectus. You should rely only on the information provided or incorporated by reference in this prospectus supplement and the prospectus. The information in this prospectus supplement is accurate as of January 15, 2003. We have not authorized anyone else to provide you with different information.

RECENT DEVELOPMENTS

On January 7, 2003, in a public webcast of a presentation at an industry conference, a senior executive of Verizon Communications confirmed the company's previous guidance, and stated that:

- 2002 earnings of Verizon Communications would be in the range of $3.05 to $3.09 a share, before special charges and gains;

- 2002 revenues would be slightly lower or flat compared to 2001;

- capital spending for 2002 would be at the very low end of its forecast of $12.3 billion to $12.7 billion;

- 2003 pension income would range from 2 cents to 8 cents a share, down from 35 cents a share in 2002, due, in part, to a lower than expected return on plan assets;

- net debt would be less than $55 billion at the end of 2002, down from $63.3 billion at the end of 2001; and

- Verizon Wireless added more net subscribers in the fourth quarter of 2002 than in the third quarter of 2002.

DESCRIPTION OF THE NOTES

Principal Amount, Maturity and Interest

We are offering $1,000,000,000 of our 4% Notes due 2008 which will mature on January 15, 2008. We may create and issue additional notes with the same terms as the notes so that the additional notes will form a single series with the notes. We will pay interest on the notes on January 15 of each year to holders of record on the preceding January 1, and on July 15 of each year to holders of record on the preceding July 1. If interest or principal is payable on a Saturday, Sunday or any other day when banks are not open for business in the City of New York, we will make the payment on the next business day, and no interest will accrue as a result of the delay in payment. The first interest payment date is July 15, 2003. Interest will accrue from January 21, 2003, and will accrue on the basis of a 360-day year consisting of 12 months of 30 days.

Form

The notes will only be issued in book-entry form, which means that the notes will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York, commonly known as DTC, or its nominee. You may hold interests in the notes directly through DTC, Clearstream Banking, sociéte anonyme, commonly known as Clearstream, or the Euroclear System, commonly known as Euroclear, if you are a participant in any of these clearing systems, or indirectly through organizations which are participants in those systems. See "CLEARING AND SETTLEMENT."

Redemption

We have the option to redeem any of the notes on not less than 30 nor more than 60 days' notice, in whole or from time to time in part, at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes being redeemed, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes, as the case may be, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points plus accrued and unpaid interest on the principal amount being redeemed to the date of redemption.

The "Treasury Rate" will be determined on the third business day preceding the redemption date and means, with respect to any redemption date:

(1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release published by the Board of Governors of the Federal Reserve System designated as "Statistical Release H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue will be determined and the Treasury Rate will be interpolated or extrapolated from those yields on a straight-line basis, rounding to the nearest month), or

(2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain those yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

"Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term, referred to as the Remaining Life, of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

"Independent Investment Banker" means an independent investment banking or commercial banking institution of national standing appointed by us.

"Comparable Treasury Price" means (1) the average of three Reference Treasury Dealer Quotations for that redemption date, or (2) if the Independent Investment Banker is unable to obtain three Reference Treasury Dealer Quotations, the average of all quotations obtained.

"Reference Treasury Dealer" means (1) any independent investment banking or commercial banking institution of national standing appointed by us and any of its successors, provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in The City of New York, referred to as a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer, and (2) any other Primary Treasury Dealer selected by the Independent Investment Banker and approved in writing by us.

"Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 3:30 p.m., New York City time, on the third business day preceding the redemption date.

Additional Information

See "DESCRIPTION OF THE DEBT SECURITIES AND THE SUPPORT AGREEMENT" in the accompanying prospectus for additional important information about the notes. That information includes:

- additional information about the terms of the notes;

- a description of the support agreement;

- general information about the indenture and the trustee;

- a description of certain restrictions; and

- a description of events of default under the indenture.

CLEARING AND SETTLEMENT

The Clearing Systems

Links have been established among DTC, Clearstream and Euroclear to facilitate the issuance of the notes and cross-market transfers of the notes associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries.

A description of DTC is provided in the accompanying prospectus. Clearstream and Euroclear have advised us as follows:

Clearstream

Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations, known as Clearstream participants, and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, eliminating the need for physical movement of certificates. Clearstream provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear

Euroclear was created in 1968 to hold securities for its participants, known as Euroclear participants, and to clear and settle transactions between Euroclear participants and between Euroclear participants and participants of certain other securities intermediaries through simultaneous electronic book-entry delivery against payment, eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear is owned by Euroclear Clearance System, S.C., a Belgium cooperative corp. and operated through a license agreement by Euroclear Bank S.A./N.V., known as the Euroclear operator. The Euroclear operator provides Euroclear participants, among other things, with safekeeping, administration, clearance and settlement, securities lending and borrowing and related services. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to others that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear operator is regulated and examined by the Belgian Banking and Finance Commission.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, collectively referred to as the terms and conditions. The terms and conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear operator acts under the terms and conditions only on behalf of Euroclear participants, and has no record of or relationship with persons holding through Euroclear participants.

Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the terms and conditions, to the extent received by the U.S. depositary for Euroclear.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in same-day funds.

Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in same-day funds using DTC's Same-Day Funds Settlement System. Secondary market trading between Clearstream participants and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear and will be settled using the procedures applicable to conventional eurobonds in same-day funds.

Cross-market transfers between persons holding directly or indirectly through DTC participants, on the one hand, and directly or indirectly through Clearstream or Euroclear participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of the European international clearing system by its U.S. depositary; however, these cross-market transactions will require delivery of instructions to the European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The European international clearing system will, if a transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving notes in DTC, and making or receiving payment in accordance with normal procedures for settlement in DTC. Clearstream participants and Euroclear participants may not deliver instructions directly to their respective U.S. depositary.

Because of time-zone differences, credits of notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during this processing will be reported to the Clearstream or Euroclear participants on the same business day. Cash received in Clearstream or Euroclear as a result of sales of the notes by or through a Clearstream participant or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear are expected to follow these procedures in order to facilitate transfers of the notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform these procedures and these procedures may be changed or discontinued at any time.

UNDERWRITING

Subject to the terms and conditions in the purchase agreement dated the date of this prospectus supplement, Salomon Smith Barney Inc., as underwriter, has agreed to purchase, and we have agreed to sell to Salomon Smith Barney Inc., $1,000,000,000 aggregate principal amount of notes.

The underwriting agreement provides that the obligation of the underwriter to purchase the notes included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriter is obligated to purchase all of the notes if it purchases any of the notes.

The underwriter proposes to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of such notes to dealers at the public offering price less a concession not to exceed .200% of the principal amount of the notes. The underwriter may allow, and dealers may reallow, a concession not to exceed .200% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the underwriter may change the public offering price and concessions.

The amount of the underwriting discounts and commissions (expressed as a percentage of the principal amount of the notes) to be paid by us to the underwriter in connection with this offering is .350%.

The notes are a new issue of securities with no established trading market. The underwriter has advised us that it intends to make a market in the notes but is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given that the trading market for the notes will be liquid.

In connection with this offering, the underwriter may purchase and sell notes in the open market. These transactions may include over-allotment, covering transactions and stabilizing transactions. Over-allotment involves sales of notes in excess of the principal amount of notes to be purchased by the underwriter in the offering, which creates a short position. Covering transactions involve purchase of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriter may conduct these transactions in the over-the-counter market or otherwise. If the underwriter commences any of these transactions, it may discontinue them at any time.

We estimate that our total expenses for this offering will be approximately $190,000.

The underwriter has performed investment banking and advisory services for us from time to time for which it has received customary fees and expenses. The underwriter may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. In addition, the underwriter or its affiliates may provide credit to us as lender.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make because of any of these liabilities.

$5,000,000,000



Verizon Global Funding Corp.

Debt Securities

Supported as to Payment of Principal and Interest by

Verizon Communications Inc.

Verizon Global Funding Corp. intends to offer at one or more times debt securities with a total offering price not to exceed $5,000,000,000. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the supplements carefully before you invest.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

January 15, 2003

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may, from time to time, sell the debt securities described in this prospectus in one or more offerings with a total offering price not to exceed $5,000,000,000. This prospectus provides you with a general description of the debt securities. Each time we sell debt securities, we will provide a prospectus supplement and, in some cases, a pricing supplement that will contain specific information about the terms of that offering. The prospectus supplement or pricing supplement may also add, update or change information in this prospectus. The information in this prospectus is accurate as of the date of this prospectus. Please carefully read both this prospectus, any prospectus supplement and any pricing supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

WHERE YOU CAN FIND MORE INFORMATION

Verizon Communications files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any of these documents at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Verizon Communications' SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

The SEC allows us to "incorporate by reference" the information Verizon Communications files with them, which means that we can disclose important information to you by referring you to those

documents. The information incorporated by reference is considered to be part of this prospectus, and information that Verizon Communications files later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents filed with the SEC by Verizon Communications and the future filings made by Verizon Communications with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we or any underwriters sell all of the debt securities:

- Verizon Communications' Annual Report on Form 10-K for the year ended December 31, 2001, as amended by Amendment No. 1 to the Form 10-K on Form 10-K/A;

- Verizon Communications' Quarterly Report on Form 10-Q for the period ended March 31, 2002, as amended by Amendment No. 1 to Form 10-Q on Form 10-Q/A;

- Verizon Communications' Quarterly Report on Form 10-Q for the period ended June 30, 2002;

- Verizon Communications' Quarterly Report on Form 10-Q for the period ended September 30, 2002; and

- Verizon Communications' Current Reports on Form 8-K filed January 9, 2002, February 1, 2002, March 11, 2002, April 9, 2002, April 10, 2002, April 23, 2002, April 29, 2002, April 30, 2002, June 19, 2002, July 25, 2002 and August 21, 2002.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

    Investor Relations
    Verizon Communications Inc.
    1095 Avenue of the Americas, 36th Floor
    New York, New York 10036
    Telephone: (212) 395-1525

You should rely only on the information incorporated by reference or provided in this prospectus, any supplement or any pricing supplement. We have not authorized anyone else to provide you with different information.

VERIZON COMMUNICATIONS

Verizon Communications is one of the world's leading providers of communications services. Verizon Communications' subsidiaries are, collectively, the largest providers of wireline and wireless communications in the United States, with 135.0 million access line equivalents and approximately 31.5 million wireless customers. Verizon Communications is also the largest directory publisher in the world. With more than $67 billion in annual revenues and 236,000 employees, its global presence extends to more than 35 countries in the Americas, Europe, Asia and the Pacific.

The principal executive offices of Verizon Communications are located at 1095 Avenue of the Americas, New York, New York 10036, and its telephone number is (212) 395-2121.

VERIZON GLOBAL FUNDING

Verizon Global Funding was established to provide financing to Verizon Communications and some of its subsidiaries, other than Verizon Communications' domestic telephone company subsidiaries. Verizon Global Funding does not engage in any separate business activities.

Verizon Global Funding is a wholly owned, indirect subsidiary of Verizon Communications and was incorporated in Delaware in November 1983. The principal executive offices of Verizon Global Funding are located at 3900 Washington Street, 2nd floor, Wilmington, Delaware 19802, and its telephone number is (302) 761-4200.

RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows Verizon Communications' ratios of earnings to fixed charges for the periods indicated:

Nine Months Ended September 30,	Year Ended December 31,				
2002	2001	2000	1999	1998	1997
3.42	1.61	4.47	4.98	3.81	3.74

For all periods, the ratios reflect the merger of Bell Atlantic Corporation and GTE Corporation as if it occurred as of the beginning of the earliest period presented, in accordance with pooling-of-interests accounting rules.

For these ratios, "earnings" have been calculated by adding fixed charges to income (loss) before income taxes and extraordinary charges, and "fixed charges" include interest expense, preferred stock dividend requirements, capitalized interest and the portion of rent expense representing interest.

USE OF PROCEEDS

We will use the net proceeds from the sale of the debt securities to repay long-term indebtedness and for general corporate purposes.

DESCRIPTION OF THE DEBT SECURITIES AND THE SUPPORT AGREEMENT
General

We will issue the debt securities under an indenture among us, Verizon Communications and Wachovia Bank, National Association, formerly known as First Union National Bank, as trustee, dated as of December 1, 2000. Verizon Communications has agreed to make all payments required under the debt securities if we default on those payments under the indenture, as described under the heading "Description of the Support Agreement."

We have summarized material provisions of the indenture and the support agreement below. This summary does not describe all exceptions and qualifications contained in the indenture, the support agreement or the debt securities. In the summary below, we have included references to article and section numbers of the indenture so that you can easily locate these provisions.

The debt securities will be unsecured and will rank equally with all of our senior unsecured debt. The indenture does not limit the amount of debt securities that may be issued and each series of debt securities may differ as to its terms.

A supplement to the indenture, board resolution or officers' certificate will designate the specific terms relating to any new series of debt securities. (SECTION 301) These terms will be described in a prospectus supplement and, in some cases, a pricing supplement, and will include the following:

- title of the series;
- total principal amount of the series;
- maturity date or dates;
- interest rate and interest payment dates;
- any redemption dates, prices, obligations and restrictions; and
- any other terms of the series.

Form and Exchange

The debt securities will normally be denominated in U.S. dollars, in which case we will pay principal, interest and any premium in U.S. dollars. We may, however, denominate any series of debt securities in another currency or composite currency. In those cases, payment of principal, interest and any premium would be in that currency or composite currency and not U.S. dollars. We will also normally issue the debt securities in book-entry only form, which means that they will be represented by one or more permanent global certificates registered in the name of The Depository Trust Company, New York, New York, which we refer to as "DTC," or its nominee. We will refer to this form here and in the prospectus supplement as "book-entry only."

Alternatively, we may issue the debt securities in certificated form registered in the name of the debt security holder. Under these circumstances, holders may receive certificates representing the debt securities. We will refer to this form in the prospectus supplement as "certificated." (ARTICLE TWO)

Book-Entry Only Procedures

The following discussion pertains to debt securities that are issued in book-entry only form.

One or more global securities would be issued to DTC or its nominee. DTC would keep a computerized record of its participants (for example, your broker) whose clients have purchased the securities. The participant would then keep a record of its clients who purchased the securities. A global security may not be transferred, except that DTC, its nominees and their successors may transfer an entire global security to one another.

Under book-entry only, we will not issue certificates to individual holders of the debt securities. Beneficial interests in global securities will be shown on, and transfers of global securities will be made only through, records maintained by DTC and its participants.

DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants, referred to as direct participants, deposit with DTC. DTC also facilitates the settlement among

direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participants' accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the SEC.

DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., The American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

We will wire principal and interest payments to DTC's nominee. We and the trustee will treat DTC's nominee as the owner of the global securities for all purposes. Accordingly, we and the trustee will have no direct responsibility or liability to pay amounts due on the securities to owners of beneficial interests in the global securities.

It is DTC's current practice, upon receipt of any payment of principal or interest, to credit direct participants' accounts on the payment date according to their respective holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be governed by the customary practices between the participants and owners of beneficial interests, as is the case with securities held for the account of customers registered in "street name." However, these payments will be the responsibility of the participants and not of DTC, the trustee, or us.

Debt securities represented by a global security would be exchangeable for debt securities certificates with the same terms in authorized denominations only if:

- DTC notifies us that it is unwilling or unable to continue as depository;

4

- if DTC ceases to be a clearing agency registered under applicable law and a successor depository is not appointed by us within 90 days; or

- we instruct the trustee that the global security is exchangeable.

Redemption Provisions, Sinking Fund and Defeasance

We may redeem some or all of the debt securities at our option subject to the conditions stated in the prospectus supplement relating to that series of debt securities. If a series of debt securities is subject to a sinking fund, the prospectus supplement will describe those terms. (ARTICLES ELEVEN and TWELVE)

The indenture permits us to discharge or "defease" certain of our obligations on any series of debt securities at any time. We may defease by depositing with the trustee sufficient cash or government securities to pay all sums due on that series of debt securities. (ARTICLE FOUR)

Liens on assets

The debt securities will not be secured. However, if we at any time incur other debt or obligations secured by a mortgage or pledge on any of our property, the indenture requires us to secure the debt securities equally with the other debt or obligations for as long as the other debt or obligations remain secured. Exceptions to this requirement include the following:

- purchase-money mortgages or liens;

- liens on any property or asset that existed at the time when we acquired that property or asset;

- any deposit or pledge to secure public or statutory obligations;

- any deposit or pledge with any governmental agency required to qualify us to conduct any part of our business, to entitle us to maintain self-insurance or to obtain the benefits of any law relating to workmen's compensation, unemployment insurance, old age pensions or other social security;

- any deposit or pledge with any court, board, commission or governmental agency as security for the proper conduct of any proceeding before it; or

- any mortgage, pledge or lien on any property or asset of Verizon Communications or any of our other affiliates, even if Verizon Communications

or the affiliate acquired that property or asset from us. (SECTION 1004)

We may issue or assume an unlimited amount of debt under the indenture. As a result, the indenture does not prevent us from significantly increasing our unsecured debt levels, which may negatively affect the resale of the debt securities. (SECTION 301)

Changes to the Indenture

The indenture may be changed with the consent of holders owning more than 50% of the principal amount of the outstanding debt securities of each series affected by the change. However, we may not change your principal or interest payment terms, modify certain provisions of the support agreement, or the percentage required to change other terms of the indenture, without your consent, as well as the consent of others similarly affected. (SECTION 902)

We may enter into supplemental indentures for other specified purposes, including the creation of any new series of debt securities without the consent of any holder of debt securities. (SECTION 901)

Consolidation, Merger or Sale

Neither we nor Verizon Communications may merge with another company or sell, transfer or lease all or substantially all of our properties to another company unless:

- either we or Verizon Communications is the continuing corporation;

- the successor corporation expressly assumes:

  - payment of principal, interest and any premium on the debt securities;

  - performance and observance of all covenants, and conditions in the indenture and the performance of the support agreement;

- after giving effect to the transaction, there is no default under the indenture; or

- if as a result of the transaction, our properties would become subject to a lien that would not be permitted by the asset lien restriction, we secure the debt securities equally and ratably with, or prior to, all indebtedness secured by those liens. (ARTICLE EIGHT)

5

Events of Default

- An "event of default" means, for any series of debt securities, any of the following:

  - failure to pay interest on that series of debt securities for 90 days after payment is due;

  - failure to pay principal or any premium on that series of debt securities when due;

  - failure to perform any other covenant relating to that series of debt securities for 90 days after notice to us and Verizon Communications; and

  - certain events of bankruptcy, insolvency and reorganization of us or Verizon Communications.

An event of default for a particular series of debt securities does not necessarily impact any other series of debt securities issued under the indenture. (SECTION 501)

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% of the principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the principal amount of the debt securities of that series can rescind the declaration if we or Verizon Communications has deposited with the trustee a sum sufficient to pay all matured installments of interest, principal and any premium. (SECTION 502)

The holders of more than 50% of the principal amount of any series of the debt securities, may, on behalf of the holders of all of the debt securities of that series, control any proceedings resulting from an event of default or waive any past default except a default in the payment of principal, interest or any premium. (SECTION 512) We are required to file an annual certificate with the trustee stating whether we are in compliance with all of the conditions and covenants under the indenture. (SECTION 704)

Concerning the Trustee

Within 90 days after a default occurs, the trustee must notify the holders of the debt securities of the series of all defaults known to the trustee if we have not remedied them (default is defined for this purpose to include the events of default specified above absent any grace periods or notice). If a default described in the third bullet point under "Events of Default" occurs, the trustee will not give notice to the holders of the series until at least 60 days after the occurrence of that default. The trustee may withhold notice to the holders of the debt securities of any default (except in the payment of principal, interest or any premium) if it in good faith believes that withholding this notice is in the interest of the holders. (SECTION 602)

Prior to an event of default, the trustee is required to perform only the specific duties stated in the indenture, and after an event of default, must exercise the same degree of care as a prudent individual would exercise in the conduct of his or her own affairs. (SECTION 601) The trustee is not required to take any action permitted by the indenture at the request of holders of the debt securities, unless those holders protect the trustee against costs, expense and liabilities. (SECTION 603) The trustee is not required to spend its own funds or become financially liable when performing its duties if it reasonably believes that it will not be adequately protected financially. (SECTION 601)

Wachovia Bank, National Association, the trustee, and its affiliates have commercial banking relationships with, and serve as trustee or paying agent under indentures relating to debt securities issued by, Verizon Communications, our indirect parent, and some of its affiliates.

Description of the Support Agreement

Under a support agreement, dated as of October 31, 2000, Verizon Communications has agreed to:

- own directly or indirectly all of our voting capital stock issued and outstanding at any time;

- make sure that we maintain at all times a positive tangible net worth; and

- provide us with any funds we need to make any timely payment of principal, interest or any premium on the debt securities, if we cannot obtain funds from other sources on commercially reasonable terms.

We and Verizon Communications cannot terminate the support agreement until all of the debt supported by the support agreement (including the debt securities) has been paid in full. We and Verizon

Communications cannot amend the support agreement in any way that adversely affects your rights unless you consent in writing.

If we fail or refuse to take timely action to enforce our rights under the support agreement or if we default in the timely payment of principal, interest or any premium, you have the right to proceed directly against Verizon Communications to enforce the rights under the support agreement or to obtain payment of the defaulted principal, interest or premium owed to you. However, in no event will you have recourse to or against the stock or assets of Verizon Services Corp. or any operating telephone company which may from time to time be owned directly or indirectly by Verizon Communications. Except for the exclusion of this stock and assets from recourse, Verizon Communications' obligations under the support agreement rank equally with its other unsecured and unsubordinated debt.

As of September 30, 2002, Verizon Communications' net assets not subject to the exclusion described in the preceding paragraph had a book value of approximately $63.1 billion. Verizon Communications is a holding company, and therefore, its right and the right of its creditors (including the holders of the debt securities), to realize upon the assets of any subsidiary of Verizon Communications, whether following any liquidation or reorganization of that subsidiary, or otherwise, is subject to prior claims of creditors of each such subsidiary, except to the extent that claims of Verizon Communications itself as a creditor of a subsidiary may be recognized.

EXPERTS

The consolidated financial statements and financial statement schedule of Verizon Communications Inc. as of December 31, 2001 and 2000 and for the years then ended, included in Verizon Communications' Annual Report on Form 10-K filed on March 20, 2002, as amended by Form 10-K/A filed on June 3, 2002, and incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report which is also included therein and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements and financial statement schedule of Verizon Communications Inc. for the year ended December 31, 1999, included in Verizon Communications' Annual Report on Form 10-K filed on March 20, 2002, as amended by Form 10-K/A filed on June 3, 2002, and incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, other than the financial statements of GTE Corporation (a wholly owned subsidiary of Verizon Communications) which were audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports which are also included therein and incorporated by reference herein. Such consolidated financial statements are incorporated by reference herein in reliance on such reports given on the authority of such firms as experts in accounting and auditing.

LEGAL MATTERS

William P. Barr, Executive Vice President and General Counsel of Verizon Communications, or his successor, will issue an opinion about the validity of the debt securities and the support agreement. As of December 31, 2002, Mr. Barr beneficially owned approximately 12,252 shares of Verizon Communications common stock and had options to purchase an aggregate of 694,392 shares of Verizon Communications common stock within the next 60 days.

Milbank, Tweed, Hadley & McCloy LLP of New York, New York will issue an opinion on certain legal matters for the agents or underwriters. Milbank, Tweed, Hadley & McCloy LLP from time to time represents affiliates of Verizon Communications Inc. in connection with matters unrelated to the offering of the debt securities.

PLAN OF DISTRIBUTION

We may sell any series of debt securities:

- through underwriters or dealers;

- through agents; or

- directly to one or more purchasers.

The prospectus supplement or pricing supplement will include:

- the initial public offering price;

- the names of any underwriters, dealers or agents;

- the purchase price of the debt securities;

- our proceeds from the sale of the debt securities;

- any underwriting discounts or agency fees and other underwriters' or agents' compensation; and

- any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, they will buy the debt securities for their own account. The underwriters may then resell the debt securities in one or more transactions, at any time or times, at a fixed public offering price or at varying prices.

This prospectus should not be considered an offer of the debt securities in states where prohibited by law.

If there is a default by one or more of the underwriters affecting 10% or less of the total principal amount of debt securities offered, the non-defaulting underwriters must purchase the debt securities agreed to be purchased by the defaulting underwriters. If the default affects more than 10% of the total principal amount of the debt securities, we may, at our opinion, sell less than all the debt securities offered.

Underwriters and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933. Any discounts or commission that we pay them and any profit that they receive from the resale of the debt securities by them may be treated as underwriting discounts and commissions under that Act. We may have agreements with underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which they may be required to make.

Underwriters and agents may be customers of Verizon Communications or its affiliates or may engage in transactions with us, Verizon Communications or our affiliates or perform services for any of us in the ordinary course of business.

$1,000,000,000



Verizon Global Funding Corp.
4% Notes due 2008

Supported as to Payment of Principal and Interest by

Verizon Communications Inc.

PROSPECTUS SUPPLEMENT

January 15, 2003

Salomon Smith Barney